July 26, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Pamela Long, Assistant Director

Re:

Arma Services, Inc.

Registration Statement on Form S-1

Filed July 6, 2016

File No. 333-202398

Dear Ms. Long:

This letter sets forth the response of Arma Services, Inc. (the "Company") to the verbal comment over the telephone call from our examiner Frank Piggot, the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing.

Selling Shareholder section

1.      Discussion required as to how Ruslan Mishin intends to sell his shares, either in privately negotiated transactions or in the open market.

In response to the Staff’s comment, the Company has revised the section to state that the selling shareholder intends to sell his shares in the open market.  He will sell them at the fixed price of $0.01 until there is a quoted price, then thereafter at the prevailing market price.

The Company hereby acknowledges that:

•                     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Sergey Gandin Sergey Gandin President and Principal Executive Officer Arma Services, Inc